# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value US$0.0001 per share
Address of issuer's principal executive offices: 2929 Arch Street,, Suite 1703, PHILADELPHIA, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 02/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001947975

## Reporting persons
- ATW Growth Opportunities SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,176,340; sole dispositive power 0; shared dispositive power 5,176,340; aggregate amount beneficially owned 5,176,340 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,176,340; sole dispositive power 0; shared dispositive power 5,176,340; aggregate amount beneficially owned 5,176,340 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,176,340; sole dispositive power 0; shared dispositive power 5,176,340; aggregate amount beneficially owned 5,176,340 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,176,340; sole dispositive power 0; shared dispositive power 5,176,340; aggregate amount beneficially owned 5,176,340 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, PA 19104

## Item 2. Person Filing
Name of person filing:
ATW Growth Opportunities SPV, LLC
ATW Partners Opportunities Management, LLC
Antonio Ruiz-Gimenez
Kerry Propper
Address of principal business office or, if none, residence: 1 Pennsylvania Plaza, 48th Floor New York, New York 10119
Citizenship:
ATW Growth Opportunities SPV, LLC- Delaware
ATW Partners Opportunities Management, LLC - Delaware
Antonio Ruiz-Gimenez - Spain
Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Growth Opportunities SPV, LLC - 5,176,340 *
ATW Partners Opportunities Management, LLC - 5,176,340 *
Antonio Ruiz-Gimenez - 5,176,340 *
Kerry Propper - 5,176,340 *

*The Common Stock (the "Shares") reported herein represents the Shares held directly by ATW Growth Opportunities SPV, LLC (the "Fund") and the approximate number of shares the Fund may acquire through the exercise of warrants and convertible debt. ATW Partners Opportunities Management, LLC serves as the investment manager to the Fund (the "Adviser"). Antonio Ruiz-Gimenez and Kerry Propper are control persons of the Adviser (Mr. Propper and Mr. Ruiz-Gimenez together with the Fund and the Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund. As of February 19, 2025, the Fund held (i) 500,000 Shares; (ii) certain warrants; and (iii) certain convertible debt, each (ii) - (iii) are exercisable into Shares. Further, each of (i) - (iii) are subject to a blocker which prevents the Fund from exercising its warrants and convertible debt to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such exercise, the Fund, together with its affiliates, would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the "Blocker"). As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in Fold Holdings, Inc.'s Form 8-K filed on February 14, 2025 that there were 46,138,876 Shares outstanding plus the approximate total number of Shares that the Reporting Persons can acquire (and in certain cases have acquired) upon the exercise of warrants and/or convertible debt subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
ATW Growth Opportunities SPV, LLC- 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Kerry Propper - 9.9%
Sole power to vote or to direct the vote:
ATW Growth Opportunities SPV, LLC- 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
ATW Growth Opportunities SPV, LLC- 5,176,340*
ATW Partners Opportunities Management, LLC - 5,176,340*
Antonio Ruiz-Gimenez - 5,176,340*
Kerry Propper - 5,176,340*
Sole power to dispose or to direct the disposition:
ATW Growth Opportunities SPV, LLC- 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
ATW Growth Opportunities SPV, LLC- 5,176,340*
ATW Partners Opportunities Management, LLC - 5,176,340*
Antonio Ruiz-Gimenez - 5,176,340*
Kerry Propper - 5,176,340*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Growth Opportunities SPV, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (02/26/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (02/26/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (02/26/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (02/26/2025)